SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and E[redacted]
100 F Street, N.E
Washington, D.C
USA

06016794

SEC MAIL PROCESSING
RECEIVED
SEP 13 2006
WASH, D.C. 209 SECTION

Date
September 6, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

SUPPL

Please find enclosed our Press Release published September 6, 2006.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
September, 2006	Press Release	Skanska to build service Facility for Metro-North Railroad in New York - Skanska's share is USD 153 M, about SEK 1.15 billion	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
SEP 18 2006 E
THOMSON
FINANCIAL

dlw 9/14

Press Release

September 6, 2006

Skanska to build service facility for Metro-North Railroad in New York – Skanska's share is USD 153 M, about SEK 1.15 billion

Skanska has secured a contract to expand a service and maintenance facility for trains in New York, in the US. The contract totals USD 279 M, about SEK 2,100 M. Skanska's share amounts to 55 percent, corresponding to approximately SEK 1,155 M. The order is included in order bookings for the third quarter. The customer is the Metro-North Railroad.

The design/build contract covers the third phase of an expansion of the Croton-Harmon Yard located about 40 miles north of New York City, a facility for servicing trains on the Hudson Line, a commuter rail line serving upstate New York.

The project involves an 18,000-square-meter coach repair shop, an 11,000-square meter locomotive repair shop, work on about 4.5 kilometers of rail track and construction of some 13 kilometers of duct bank.

Skanska USA Civil's operating unit Slattery Skanska is leading the project in a joint venture with ECCO II, Edwards and Kelcey and Parsons Brinckerhoff.

Work will begin in the near future and is scheduled to be completed in 29 months. The existing facility will remain in operation during the entire construction period.

Previously, Skanska USA Civil constructed the Highbridge Yard train service facility for the same customer. In recent years, Skanska has constructed four similar facilities in the New York area.

Skanska USA Civil's operations focus on transportation infrastructure, and facilities for power generation, water and wastewater treatment in the eastern US, Colorado and California. The company has 3,800 employees.

For further information please contact:

Per-Lennart Berg, Deputy Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.